UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SOLAR CAPITAL LTD.

(Name of issuer)

Common Stock, $.01 par value per share

(Title of class of securities)

83413U100

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 83413U100	Page 2 of 9 Pages

(1)	Names of reporting persons MAGNETAR FINANCIAL LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0%
(12)	Type of reporting person (see instructions) IA; OO

SCHEDULE 13G

CUSIP No. 83413U100	Page 3 of 9 Pages

(1)	Names of reporting persons MAGNETAR CAPITAL PARTNERS LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0%
(12)	Type of reporting person (see instructions) HC; PN

SCHEDULE 13G

CUSIP No. 83413U100	Page 4 of 9 Pages

(1)	Names of reporting persons SUPERNOVA MANAGEMENT LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0%
(12)	Type of reporting person (see instructions) HC; OO

SCHEDULE 13G

CUSIP No. 83413U100	Page 5 of 9 Pages

(1)	Names of reporting persons ALEC N. LITOWITZ
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0%
(12)	Type of reporting person (see instructions) HC; IN

SCHEDULE 13G/A

CUSIP No. 83413U100	Page 6 of 9 Pages

Item 1(a)	Name of Issuer.

Solar Capital Ltd. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

500 Park Avenue, New York, NY 10022

Item 2(a)	Name of Person Filing.

This statement is filed on behalf of each of the following person (collectively, the “Reporting Persons”):

i) Magnetar Financial LLC (“Magnetar Financial”);

ii) Magnetar Capital Partners LP (Magnetar Capital Partners”);

iii) Supernova Management LLC (“Supernova Management”); and

iv) Alec N. Litowitz (“Mr. Litowitz”).

This Statement relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”), and Magnetar Capital Fund, LP, a Delaware limited partnership (“MCLP”). Magnetar Financial is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment manager of Magnetar Capital Master Fund and general partner of MCLP. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund and MCLP. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b)	Address of Principal Business Office.

The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c) Place of Organization.

i)	Magnetar Financial is a Delaware limited company;

ii)	Magnetar Capital Partners is a Delaware limited partnership;

iii)	Supernova Management is a Delaware limited liability company; and

iv)	Mr. Litowitz is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.01 par value per share (the “Shares”)

SCHEDULE 13G/A

CUSIP No. 83413U100	Page 7 of 9 Pages

Item 2(e)	CUSIP Number.

83413U100

Item 3	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable

Item 4	Ownership.

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2011, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 0 Shares.

Item 4(b)	Percent of Class:

The number of Shares of which each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes 0% the total number of Shares outstanding.

Item4(c)	Number of Shares of which such person has:

Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:

(i)	Sole power to vote or to direct the vote:	0

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

See disclosure Item 2.

Item 8	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group.

This Item 9 is not applicable.

SCHEDULE 13G/A

CUSIP No. 83413U100	Page 8 of 9 Pages

Item 10	Certification.

By signing below the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012	MAGNETAR FINANCIAL LLC

	By:	Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

Date: February 14, 2012	MAGNETAR CAPITAL PARTNERS LP

	By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

Date: February 14, 2012	SUPERNOVA MANAGEMENT LLC

	By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager

Date: February 14, 2012	/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE 13G/A

CUSIP No. 83413U100	Page 9 of 9 Pages

EXHIBIT INDEX

Ex.

A	Joint Filing Agreement